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To the Board of Directors of Four Seasons Hotels Inc.

We consent to inclusion in the Form 40-F of the Company of our report dated February 26, 2003, related to the consolidated balance sheets of the Company as at December 31, 2002 and 2001 and the related consolidated statements of operations, retained earnings, cash provided by operations and cash flows for each of the years ended December 31, 2002 and 2001.

Chartered Accountants

Toronto, Canada
April 24, 2003